Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Carisma Therapeutics Inc. (f/k/a Sesen Bio, Inc.) for the registration of its debt securities, common stock, preferred stock, depository shares, subscription rights, warrants, and units and to the incorporation by reference therein of our report dated February 28, 2023, with respect to the consolidated financial statements of Sesen Bio, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 17, 2023